UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      July 12, 2005

Mr. James E. McKay
Chief Executive Officer
Battle Mountain Gold Exploration Corp.
One East Liberty Street
Sixth Floor, Suite 9
Reno, Nevada 89504

      Re:	Battle Mountain Gold Exploration Corp.
		Schedule 14C
      Filed June 17, 2005
		File No. 0-50399
		Form 10-KSB
		Filed April 22, 2005
		File No. 0-50399

Dear Mr. Mc. Kay:


      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. State, if true, that the majority of the shareholders have approved, or have otherwise indicated that they will approve, the matters being presented. If not, explain to us why you are not soliciting proxies.
2. Your board of directors ratified on December 15, 2004, the 2004-
2005 Non-Qualified Stock Option Plan.  Items 201 and 601 of
Regulation
S-B require the disclosure in Form 10-KSB of any equity compensation plan in effect as of the end of the registrant`s last completed fiscal year, whether approved or not by security holders. You failed to include such information in your Form 10-KSB filed April 22, 2005. Likewise, you are required to include such information in Schedule 14C when submitting a compensation plan for security holder action. Please revise your filings to include the require disclosure.

Schedule 14C

Proposal 3 - Ratification of Amendment of the Articles of
Incorporation, page 12
3. Please amend the filing to include the reasons for seeking to affect a 10:1 forward stock split, to reauthorize the par value of $.001 per share of common stock, and to reauthorize 10,000,000 shares of preferred stock with a par value of $.001 per share of preferred stock.
4. We note your disclosure that you would like to increase the number of authorized shares of your common stock to raise capital, to acquire other companies, to establish corporate partnerships, or to attract or retain key employees. Do you have any current plans, proposals or arrangements, written or otherwise, to engage in any of such activities at this time? If so, please disclose and if not, please state that you have no such plans, proposals or arrangements, written or otherwise, at this time.
5. Identify the names of the shareholders who approved by written consent the proposal.

Certain Relationships and Related Transactions, page 6
6. Explain why you changed the terms of the November 2004 agreement.




Form 10-KSB for the year ended December 31, 2004

Changes in and Disagreements with Accountants..., page 24
7. Your chief executive officer and chief financial officer have concluded that your controls and procedures, as of the end of the period covered by your annual report, were not effective. Please specify what material weaknesses, if any, were found, when they were identified, and when they first began.
8. You state that the Company`s "chief executive officer and chief financial officer . . . have concluded that as of the Evaluation Date, the Company`s disclosure controls and procedures were NOT adequately designed to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in the Commission`s rules and forms."
Please revise to clarify, if true, that the chief executive officer and chief financial officer concluded that the Company`s disclosure controls and procedures were also NOT effective to ensure that the information is accumulated and communicated to the issuer`s management to allow timely decisions regarding required disclosures.
9. This section indicates that "[t]here were no significant changes in the Company`s internal controls over financial reporting during the fourth fiscal quarter that materially affected, or were reasonably likely to materially affect, the Company`s internal control over financial reporting." Revise to comply with Item 308(c) of Regulation
S-B. Specifically, disclose whether there have been "any changes," as opposed to "significant changes." Consult the last paragraph of section II.J. found in Release No. 33-8238 for additional guidance.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions, please contact Carmen Moncada-
Terry
at (202) 551-3687 or, in her absence, the undersigned at (202)
551-
3740.



      Sincerely,



      H. Roger Schwall
      Assistant Director


cc:	M. Morrison
      C. Moncada-Terry



Exchange Act of 1934
Legal Examination & Review Report

Registrant		:	Battle Mountain Gold Exploration Corp
File Number		:	0-50399
Form			:	14C
Date Filed		:	June 17, 2005

Examiner		:	C. Moncada-Terry
Date completed	:	June 28, 2005

Accountant		:
Status			:

Reviewer		:
Date Completed 	:


Examiner`s Remarks

Concise Company Synopsis:

	The company is convening an annual meeting to, among other things, re-elect certain directors; ratify a non-qualified stock option plan; ratify amendments to the Articles of Incorporation;
and
appoint its independent auditors.

Significant / Unusual Issues: (note whether each issue is addressed by proposed comments)
None.

Preliminary Steps Taken
Do these within a week of receiving assignment:

Identify Type of Filing
(  )   Annual Report: Form 10-K or 10-KSB
(  )   Form 10 or 10-SB. Section 12(b) or 12(g) of the 1934 Act
(  )   Going-private transaction: Schedule 13E-3. See also
Schedule
14A and Regulation M-A

Referrals
(  )   support offices - OCC, OM&A, OICF, OCA
(  )   other divisions - Enforcement, Market Reg, IM, OGC

Identify office / division /agency and reason for referral:


Pre-Examination Steps
Do these prior to and while reading the filing:

Company Background Check
Review EDGAR / ADHOC for company filing and reporting history

(X)   correct form type reflected on Edgar
(  )   filings are timely and not delinquent  - registrant has
been
filing untimely several of its reports.
(  )   accelerated filer (Release 33-8128, as amended)
(  )   Checked AD files
(  )   recent unusual or noteworthy filings
	Comments:
(  )   switched filing status, to S-K or S-B.  See Item 10 of
Regulation S-B

Date and reason for last full review of company:(financial or otherwise)

There is a pending or open review with outstanding comments: (  )
Yes
(  ) No
If yes, explain:

Exchange Act Reporting Status:
(  )   Registered under Section 12 (required reporting)
(  )   Reporting pursuant to Section 15 (voluntary reporting)

Confidential Treatment Request
Staff Legal Bulletin 1 and its update, SLB 1A

(  ) Yes (  ) No	 (  ) Expected to be Filed

NRSI Check
See CF Intranet, Resources, Reference Materials, Enforcement
Liaison
Reference Manual, Exhibits 4.1(intended processing memo) and 4.2
(Tandy comment)
(  )   found open investigation. If so, then:
      (  )   prepared intended processing memo, if appropriate
      (  )   Tandy Comment necessary. See Exhibit 4.2 to the above
Manual
		Why or why not:

News Search
Factiva/Dow Jones Interactive: http://global.factiva.com (or other comparable database)
(  )   Consistent with background info on company and filing
      (  )   Considered recent material developments (e.g.
mergers,
acquisitions, stock issuances, changes in management, etc.)

Registrant`s Website
(  )   reviewed registrant`s website, identify:
(  )   website address disclosed in filing.  Item 101(e)(2) of
Reg. S-
K and 101(c)(3) of S-B.
Registrant website comments:

Filing Examination
Do before, during and after reading the filing:

Other Documents Examined: 	(  ) Yes (X ) No  (  ) N/A
List Filings: (or cut and paste from Ad Hoc)
Form 10-KSB for the year ended December 31, 2004.
Incorporation by Reference:	(  )  Yes  ( )  No  (  )  N/A
(  )   Part III incorporated from definitive proxy
Other considerations:

Going Concern Problems:	(  ) Yes (  ) No
Comments:

Management`s Discussion and Analysis
Items 303 and 305
(  )   required fiscal years and interim period disclosure
(  )   segment information
(  )   environmental disclosures
(  )   market risk and derivative disclosures. Item 305
(  )  off-balance sheet arrangements and contractual obligations discussion
Release No. 33-8182 -- http://www.sec.gov/rules/final/33-8182.htm
(  )   critical accounting policies disclosure considered
(  )   compliance with conditions for use of non-GAAP financial
measures
      Release No. 33-8176; Reg. G; Item 10(e) of Reg. S-K; Item
10(h)
of Reg. S-B
(  )  MD&A Interpretive Release (December 2003) considered
	Release No. 34-48960 - http://www.sec.gov/rules/interp/33-
8350.htm
(  )  MD&A Interpretive Release (2002) considered
	Release No. 33-8056 -- http://www.sec.gov/rules/other/33-
8056.htm
(  )   MD&A Interpretive Release (1987) considered
      Release No. 34-6835 - http://www.sec.gov/rules/interp/33-
6835.htm

MD&A Comments:


Non-GAAP financial measures
Regulation G - Release 33-8176 and 33-8216
(  ) Yes (  )  No (  ) N/A	Disclosure included.  Item 10(e) of
Reg.
S-K or 10(h) of S-B
(  ) Yes (  )  No (  ) N/A   	Item 12 8-K filed.
(  ) Yes (  )  No (  ) N/A   	Item 12 8-K in accord with
Regulation G
and Item 10(e)(1)(i)
Comments:

Business
Items 101, 102, 103, and 201
(  )  Segment information. Item 101(c)(i) - (c)(x)
(  )   properties. Item 102
(  )   legal proceedings. Item 103
(  )   market/stock price information
(  )   company does business with countries of particular concern
.. CF
Memos 5-01 and 3-02.

Industry specific requirements
(  ) Yes (  )  No (  ) N/A  	 Industry Guides 2 - 7 consulted

Examples: oil and gas, bank holding company, real estate limited partnerships, property-casualty underwriting or mining operations. Refer to Sections 801 and 802 of Regulation S-K

Comments:

Recent sales of unregistered securities
Item 701; Item 2(c) of Forms 10-Q and 10-QSB and Item 5(a) of
Forms
10-K and 10-KSB; (new) Item 3.02 of Form 8-K.
(  ) Yes (  )  No (  ) N/A    	Description and factual basis for
exemption discussed

Management Disclosure
Item 401
(  )   Checked for management identification, 5-year business
experience, and other directorships

Audit Committee Financial Expert
Item 401(h) of Regulation S-K and 401(e) of S-B; Item 16A of Form
20-F
http://www.sec.gov/rules/final/33-8177.htm
Discussion included?			(  ) Yes (  )  No (  ) N/A

Executive Compensation (Release 33-7009)
Item 402
(  )   annual meeting proxy. Items 402(i),(k) and (l)
	 See Instruction #8 to Item 402(a)(3) of Regulation S-K
(  )	  all appropriate parties included?  Item 402(a)
(  )	  summary compensation table (last 3 fiscal yrs)
		Item 402(b) and Instruction to Item 402(b)
(  )	  options granted table (last fiscal year only).  Item 402(c)
(  )	  options exercised and year-end value table (except for S-B filers).  Item 402(d)
(  )    equity compensation plan disclosure (tabular)
 	Release 33-8048 - http://www.sec.gov/rules/final/33-8048.htm

Security ownership
Item 403
(  )   management and directors
(  )   5% beneficial owners / principal shareholders
(  )   includes shares that may be received in 60 days.  Rule 13d-
3

Related Party Transactions
Item 404
(  )   transactions with management (over $60k)
(  )   certain business relationships over past year
(  )   management indebtedness (over $60k)
(  )   agreements filed as exhibits. Item 601(b)(10)

Code of Ethics (required in annual reports for FY ending on or after
July 15, 2003)
http://www.sec.gov/rules/final/33-8177.htm
Item 406 of Reg. S-K and S-B
Discussion included:		(  ) Yes (  )  No (  ) N/A

Management`s Reports on Internal Control Over Financial Reporting
and
Certification of Disclosure in Exchange Act Periodic Reports* Release 33-8238; http://www.sec.gov/rules/final/33-8238.htm
(effective
date: August 14, 2003)
Release 33-8392; http://www.sec.gov/rules/final/33-8392.htm
(effective
date: August 14, 2003)
* Required for accelerated filers with FY ending on or after
November
15, 2004
* Required for all other filers FY ending on or after July 15,
2005

Management`s Report on Internal Control Over Financial Reporting
Item 308 of Reg. S-K and S-B
Discussion included: 		(  ) Yes (  )  No (  ) N/A

Disclosure Controls and Procedures
Item 307 of Reg. S-K and S-B
Discussion included:		(  ) Yes (  )  No (  ) N/A

Certifications
Rule 13a-14 & 15d-14 of the 1934 Act
Release 33-8124 - http://www.sec.gov/rules/final/33-8124.htm FAQs - http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm
See also, release requiring the certifications to be filed as exhibits: http://www.sec.gov/rules/final/33-8240.htm (effective date
July 17, 2003)

Section 302 Certifications
(  )   filed as exhibit 31. Item 601(b)(31) of Reg. S-K
(  )   exact form of certification
(  )   required officers - CEO and CFO
(  )   separate certifications for each officer

Section 906 Certifications
(  )   filed as exhibit 32. Item 601(b)(32) of Reg. S-K

Financial Statements: (and other considerations discussed with accountant)
(  )   MD&A
(  )   Item 4. 8-K change in accountant
(  )   going concern opinion, adequate disclosure in forepart
(  )   selected financial data. Items 301 and 302 of Regulation S-
K
(  )   non-GAAP financial information
* Item 10 of Regulation S-K and S-B, Regulation G, and Item 12 of
8-K
(  )   reviewed notes to financials
(  )   appropriate financials included -- in terms of time period, recent acquisitions, etc.
(  )   pending acquisitions referenced. Item 3-05 of Regulation S-
X

Comments:

Signatures
Rule 601 - powers of attorney
(  )   registrant, CFO, CEO, and majority of board of directors
(  )   controller or principal accounting officer
(  )   authorized representative (if foreign filer)

Exhibits
Item 601
(  )   exhibits required by the Form filed and if appropriate,
discussed in filing


Reviewer`s Observations and Comments:













Mr. James E. McKay
Battle Mountain Gold Exploration Corp.
July 12, 2005
Page 2